SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2009

EZCHIP SEMICONDUCTOR LTD.
(Name of Registrant)

1 Hatamar Street, P.O.B. 527, Yokneam 20692, ISRAEL
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

This Form 6-K is being incorporated by reference into the Registrant’s Form F-3 Registration Statements File Nos. 333-121611 and 333-149063 and Form S-8 Registration Statements File Nos. 333-134593, 333-148932 and 333-148933.

EZCHIP SEMICONDUCTOR LTD.

6-K Items

1	Condensed Interim Consolidated Financial Statements of EZchip Semiconductor Ltd. and its subsidiaries as of June 30, 2009 (Unaudited), Selected Consolidated Financial Data and Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2009.

EZCHIP SEMICONDUCTOR LTD.
AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2009

UNAUDITED

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2009

IN U.S. DOLLARS

UNAUDITED

INDEX

Page

Condensed Interim Consolidated Balance Sheets	1 - 2

Condensed Interim Consolidated Statements of Operations	3

Condensed Interim Statements of Changes in Equity	4

Condensed Interim Consolidated Statements of Cash Flows	5 - 6

Notes to Condensed Interim Consolidated Financial Statements	7 - 16

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30, 2009	December 31, 2008
	Unaudited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$21,407	$20,888
Short-term deposits	2,000	-
Available-for-sale marketable securities	31,953	27,227
Trade receivables )net of allowances of $40 as of June 30, 2009 and
December 31, 2008)	4,560	5,040
Other accounts receivable and prepaid expenses	403	623
Inventories	3,308	3,884

Total current assets	63,631	57,662

LONG-TERM INVESTMENTS:
Prepaid development and production costs, net	-	50
Severance pay fund	3,492	3,148

Total long-term investments	3,492	3,198

PROPERTY AND EQUIPMENT, NET	242	273

INTANGIBLE ASSETS, NET	5,282	6,694

GOODWILL	96,276	96,276

Total assets	$168,923	$164,103

The accompanying notes are an integral part of the interim consolidated financial statements.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	June 30, 2009	December 31, 2008
	Unaudited	Audited

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	$239	$888
Other accounts payable and accrued expenses	5,380	4,220

Total current liabilities	5,619	5,108

LONG-TERM LIABILITIES:
Accrued severance pay	4,259	4,081

Total long-term liabilities	4,259	4,081

EQUITY:
EZchip Semiconductor shareholders' equity:
Share capital
Ordinary shares of NIS 0.02 par value -
Authorized: 50,000,000 shares at June 30, 2009 and
December 31, 2008 respectively;
Issued and outstanding: 23,356,942 and 23,344,004 shares at
June 30, 2009 and December 31, 2008, respectively.	134	134
Additional paid-in capital	249,583	247,356
Accumulated other comprehensive income (loss)	174	(705)
Accumulated deficit	(93,946)	(94,644)

Total EZchip Semiconductor shareholders' equity	155,945	152,141
Noncontrolling interest *	3,100	2,773

Total equity	159,045	154,914

Total liabilities and equity	$168,923	$164,103

* See also Note 2b for the adoption of SFAS 160 “Noncontrolling Interests in Consolidated Financial Statements–an amendment of ARB No.51".

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,		Year ended December 31,
	2009	2008	2008
	Unaudited		Audited

Revenues	$16,521	$14,958	$33,566
Costs of revenues	4,666	5,976	11,983
Amortization of existing technology	993	1,090	2,083

Gross profit	10,862	7,892	19,500

Operating expenses:
Research and development (net of grants and participations in the amount of $1,739, $1,907 and $3,011 for the six months
ended June 30, 2009 and 2008 and for the year ended December
31, 2008, respectively)	6,521	6,299	12,953
In-process research and development charge	-	5,125	5,125
Selling and marketing	2,607	2,171	4,430
General and administrative	1,559	1,356	3,037

Total operating expenses	10,687	14,951	25,545

Operating income (loss)	175	(7,059)	(6,045)
Financial income, net	489	609	1,408

Net income (loss)	664	(6,450)	(4,637)

Less: Net loss attributable to noncontrolling interest	34	21	37

Net income (loss) attributable to EZchip Semiconductor
shareholders	$698	$(6,429)	$(4,600)

Basic net income (loss) per share attributable to EZchip
Semiconductor shareholders	$0.03	$(0.28)	$(0.20)

Diluted net income (loss) per share attributable to EZchip
Semiconductor shareholders	$0.02	$(0.28)	$(0.20)

Weighted average number of Ordinary Shares used in computing
basic net income (loss) per share	23,347,415	22,730,575	23,048,868

Weighted average number of Ordinary Shares used in computing
diluted net income (loss) per share	23,361,923	22,730,575	23,048,868

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except share data)

		EZchip Semiconductor Ltd. Shareholders
	Number of ordinary shares	Share capital	Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total comprehensive income (loss)	Non controlling interest(**)	Total equity

Balance as of January 1, 2008	18,312,245	$106	$162,233	$(11)	$(90,044)	$-	$2,141	$74,425

Issuance of shares, net of issuance cost of $32	5,011,841	28	82,619	-	-	-	-	82,647
Exercise of stock options	1,250	*)-	3	-	-	-	-	3
Exercise of Restricted share units	12,000	*)-	*)-	-	-	-	-	*)-
Cashless exercise of warrants	6,668	*)-	*)-	-	-	-	-	*)-
Stock-based compensation	-	-	2,501	-	-	-	-	2,501
Stock-based compensation in EZchip Technologies	-	-	-	-	-	-	632	632
Comprehensive loss:
Unrealized loss on available-for-sale marketable
securities	-	-	-	(671)	-	(671)	-	(671)
Unrealized loss on foreign currency cash
flow hedges transactions	-	-	-	(23)	-	(23)	-	(23)
Net loss	-	-	-	-	(4,600)	(4,600)	-	(4,600)

Total comprehensive loss						(5,294)

Balance as of December 31, 2008	23,344,004	134	247,356	(705)	(94,644)	-	2,773	154,914
Exercise of stock options	6,313	*)-	87	-	-	-	-	87
Exercise of Restricted share units	6,625	*)-	*)-	-	-	-	-	*)-
Stock-based compensation	-	-	2,140	-	-	-	-	2,140
Stock-based compensation in EZchip Technologies	-	-	-	-	-	-	327	327
Comprehensive income:
Unrealized gain on available-for-sale marketable securities	-	-	-	754	-	754	-	754
Unrealized gain on foreign currency cash flow hedges transactions	-	-	-	125	-	125	-	125
Net income	-	-	-	-	698	698	-	698

Total comprehensive income						$1,577

Balance as of June 30, 2009 (unaudited)	23,356,942	$134	$249,583	$174	$(93,946)		$3,100	$159,045

Accumulated other comprehensive income (loss)

	Six months ended June 30,	Year ended December 31,
	2009	2008

Accumulated unrealized gain (loss) on available-for-sale marketable securities	72	(682)
Accumulated unrealized gain (loss) on foreign currency cash flows hedges	102	(23)

Accumulated other comprehensive income (loss)	174	(705)

*) Less than $ 1.
(**) See also Note 2b for the adoption of SFAS 160 . “Noncontrolling Interests in Consolidated Financial Statements–an amendment of ARB No.51".

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Year ended December 31,
	2009	2008	2008
	Unaudited		Audited

Cash flows from operating activities:

Net income (loss)	$664	$(6,450)	$(4,637)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	1,570	1,496	2,887
In-process research and development charge	-	5,125	5,125
Accumulated interest and accretion of discount and amortization
of premium on available-for-sale marketable securities	131	153	(45)
Realized (gain) loss related to sale of available-for-sale
marketable securities	(2)	27	27
Increase (decrease) in accrued severance pay, net	(166)	228	301
Stock-based compensation related to options granted to
employees in the Company and EZchip Technologies	2,467	1,319	3,133
Decrease (increase) in trade receivables, net	480	(2,224)	(2,163)
Decrease in other accounts receivable and prepaid expenses	322	392	557
Decrease (increase) in inventory	576	847	(250)
Increase (decrease) in trade payables	(649)	490	634
Increase in other accounts payable and accrued expenses	1,183	676	673

Net cash provided by operating activities	6,576	2,079	6,242

Cash flows from investing activities:

Investment in available-for-sale marketable securities	(6,108)	(23,035)	(22,697)
Investment in short-term deposits	(2,000)	-	-
Proceeds from sale and redemption of available-for-sale
marketable securities	2,007	4,474	5,973
Purchase of property and equipment	(77)	(38)	(110)

Net cash used in investing activities	$(6,178)	$(18,599)	$(16,834)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Year ended December 31,
	2009	2008	2008
	Unaudited		Audited

Cash flows from financing activities:

Issuance of shares, net	$-	$(32)	$(32)
Proceeds from exercise of options of the Company	87	3	3
Proceeds from exercise of options of EZchip Technologies	34	21	37

Net cash provided by (used in) financing activities	121	(8)	8

Increase (decrease) in cash and cash equivalents	519	(16,528)	(10,584)
Cash and cash equivalents at the beginning of the period	20,888	31,472	31,472

Cash and cash equivalents at the end of the period	$21,407	$14,944	$20,888

a. Non-cash activities:
EZchip Technologies shares acquisition:
EZchip Technologies' tangible assets acquired by the Comp$	$-	$24,295	$24,295
Intangible assets acquired:
Existing technology	-	3,986	3,986
Backlog	-	97	97
Customer relationships	-	2,433	2,433
Goodwill	-	46,743	46,743
In-process research and development	-	5,125	5,125

Value of EZchip Technologies' shares acquired	$-	$82,679	$82,679

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:	–	GENERAL

a.	EZchip Semiconductor Ltd. (the “Company”) was incorporated as a limited liability company under the laws of the State of Israel in 1989.

On July 22, 2008, the Company changed its name from LanOptics Ltd. to EZchip Semiconductor Ltd. The Company, through its business unit EZchip Technologies Ltd. (“EZchip Technologies”), is a fabless semiconductor company that develops and markets Ethernet network processors for networking equipment.

EZchip Technologies’ network processors provide the flexibility and integration that enable triple-play data, voice and video services in access, metro and edge systems that make up the new Carrier Ethernet networks. The architecture and features of EZchip Technologies’ products offer the flexibility, scalability and price performance that are sought by communications equipment vendors and are ideal for building systems for a wide range of applications in telecom networks, enterprise backbones and data centers.

EZchip Technologies was established in December 1999 as a wholly-owned subsidiary of the Company. Over the years, EZchip Technologies raised funds from third party investors and the Company, thereby diluting the Company’s ownership of EZchip Technologies. However, following a series of share acquisition transactions, as of June 30, 2009, the Company holds 99% of EZchip Technologies’ shares and voting rights. During 2001, EZchip Technologies established a wholly-owned subsidiary, EZchip Inc., in the United States, which is engaged in the marketing of EZchip Technologies’ products.

b.	The Company’s ordinary shares are listed on the NASDAQ Global Market and on January 17, 2008 its NASDAQ ticker symbol changed to “EZCH.” The Company’s Ordinary Shares are also listed on the Tel Aviv Stock Exchange.

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES

a.	The significant accounting policies applied in the financial statements of the Company as of December 31, 2008, are applied consistently in these financial statements.

b.	A reclassification has been made to prior periods information to conform to current period presentation. This reclassification result from the Company’s adoption of Statement of Financial Accounting Standards (“SFAS”) No.160, “Noncontrolling Interests in Consolidated Financial Statements–an amendment of ARB No.51” on January 1, 2009. Following the adoption of SFAS 160, the Company reclassified cumulative stock-based compensation in EZchip Technologies which were recorded as a “mezzanine” account to the equity section in the Company’s condensed interim consolidated financial statements.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

c.	Recently issued accounting standards:

In June 2009, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 168, “The FASB Accounting Standards Codification™ (the “Codification”) and the Hierarchy of Generally Accepted Accounting Principles” (“SFAS No. 168”). SFAS No. 168 confirmed that the Codification will become the single official source of authoritative generally accepted accounting principles in the United States (“U.S. GAAP”), (other than guidance issued by the U.S. Securities and Exchange Commission), superseding existing FASB, American Institute of Certified Public Accountants, Emerging Issues Task Force (“EITF”), and related literature. After that date, only one level of authoritative U.S. GAAP will exist. All other literature will be considered non-authoritative. The Codification does not change U.S. GAAP; instead, it introduces a new structure that is organized in an easily accessible, user-friendly online research system. The Codification, which changes the referencing of financial standards, becomes effective for interim and annual periods ending on or after September 15, 2009.

The Company will apply the Codification beginning in its annual financial statements for 2009. The adoption of SFAS No. 168 is not expected to have a material effect on the Company’s condensed consolidated financial statements.

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events” (“SFAS No.165”), which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This statement sets forth the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements. SFAS No. 165 also requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date–that is, whether that date represents the date the financial statements were issued or were available to be issued. This statement is effective for interim or annual reporting periods ending after June 15, 2009. During the period of six months ended June 30, 2009, the Company adopted SFAS No. 165. The Company evaluated subsequent events through the date and time the financial statements were issued on September 24, 2009. The adoption of SFAS No. 165 did not have a material effect on the Company’s condensed consolidated financial statements.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

c.	Recently issued accounting standards (cont.):

In April 2009, the FASB issued three related FASB Staff Positions (“FSP”): (i) FSP No. 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“FSP No. 157-4”), (ii) SFAS No. 115-2 and SFAS No. 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments” (“FSP No. 115-2” and “FSP No. 124-2” respectively), and (iii) SFAS No. 107-1 and Accounting Principles Board (“APB”) No. 28-1, “Interim Disclosures about Fair Value of Financial Instruments”, (“FSP No. 107” and “APB No. 28-1” respectively), which are effective for interim and annual periods ending after June 15, 2009. FSP No. 157-4 provides guidance on how to determine the fair value of assets and liabilities under SFAS No. 157 in the current economic environment and reemphasizes that the objective of a fair value measurement remains an exit price. FSP No. 115-2 and FSP No. 124-2 modify the requirements for recognizing other-than-temporarily impaired debt securities and revise the existing impairment model for such securities, by modifying the current intent and ability indicator in determining whether a debt security is other-than-temporarily impaired. FSP No. 115-2 also enhances the disclosure requirements for both debt and equity securities. FSP No. 107 and APB No. 28-1 enhance the disclosure of instruments under the scope of SFAS No. 157 for both interim and annual periods. The adoption of these FASB Staff Positions in the six month period ended June 30, 2009 did not have a material impact on the Company’s condensed consolidated financial statements.

Effective January 1, 2009, the Company adopted, FASB Staff Position No. 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP No. 142-3”) that amends the factors considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142. FSP No. 142-3 requires a consistent approach between the useful life of a recognized intangible asset under SFAS No. 142 and the period of expected cash flows used to measure the fair value of an asset under SFAS No. 141(R). The FSP also requires enhanced disclosures when an intangible asset’s expected future cash flows are affected by an entity’s intent and/or ability to renew or extend the arrangement. The adoption did not have a material effect on the Company’s condensed consolidated financial statements.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

c.	Recently issued accounting standards (cont.):

Effective January 1, 2009, the Company adopted SFAS No. 141 (revised 2007), Business Combinations, (“SFAS No. 141R”) and SFAS No.160, “Noncontrolling Interests in Consolidated Financial Statements–an amendment of ARB No.51”(“SFAS No. 160”). SFAS No. 141R establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non controlling interest in the acquiree. The statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statement to evaluate the nature and financial effects of the business combination. SFAS No. 160 changed the accounting and reporting for minority interests, reporting them as equity separate from the parent entity’s equity, as well as requiring expanded disclosures. The adoption did not have a material effect on the Company’s condensed consolidated financial statements (see also Note 2b).

In April 2009, the FASB issued FSP No. 141R-1 “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies,”(“FSP No. 141R-1”). FSP No. 141R-1 amends the provisions in SFAS No. 141R for the initial recognition and measurement, subsequent measurement and accounting, and disclosures for assets and liabilities arising from contingencies in business combinations. The FSP eliminates the distinction between contractual and non-contractual contingencies, including the initial recognition and measurement criteria in SFAS No. 141R, and instead carries forward most of the provisions in SFAS No. 141 for acquired contingencies. FSP No. 141R-1 is effective for contingent assets and contingent liabilities acquired in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption did not have a material effect on the Company’s condensed consolidated financial statements.

Effective January 1, 2009, the Company adopted SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133” (“SFAS No. 161”), which requires additional disclosures about the objectives of using derivative instruments; the method by which the derivative instruments and related hedged items are accounted for under FASB SFAS No.133 and its related interpretations; and the effect of derivative instruments and related hedged items on financial position, financial performance, and cash flows. SFAS No. 161 also requires disclosure of the fair values of derivative instruments and their gains and losses in a tabular format. The adoption did not have a material effect on the Company’s condensed consolidated financial statements.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except per share data)

NOTE 3:	–	UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with U.S. GAAP for interim financial information. Accordingly, they do not include all the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six-month period ended June 30, 2009 are not necessarily indicative of the results that may be expected for the year ended December 31, 2009.

The unaudited interim financial statements should be read in conjunction with the Company’s annual financial statements and accompanying notes as of December 31, 2008 included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2008.

NOTE 4:	–	EMPLOYEE EQUITY INCENTIVE AWARDS

Grants by the Company:

Awards granted under the Company’s equity incentive plans, usually vest over a period of four years and, in the case of stock options, are exercisable over a period of seven years from the date of grant.

The weighted-average estimated fair value of employee stock options granted by the Company during the six months ended June 30, 2009 as calculated by a third party appraiser was $7.91 per share using the Black and Scholes model with the following weighted-average assumptions (annualized percentages): risk-free interest rates ranges from 1.62% to 2.09%; dividend yields of 0%; expected life for an option ranges from 4.4 to 5.5 years and excepted volatility range from 61% to 62%. The expected annual pre-vesting forfeiture rate affects the number of exercisable options. Based on the Company’s historical experience and future expectations, the annual pre-vesting forfeiture rate is approximately 3%.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:	–	EMPLOYEE EQUITY INCENTIVE AWARDS (CONT.)

The following table summarizes the option activity under the Company's equity incentive plans as of June 30, 2009 and changes during the six months ended June 30, 2009:

	Number of options	Weighted-average exercise price	Weighted-average remaining contractual term (in years)	Aggregate intrinsic value
	Unaudited

Outstanding at December 31, 2008	1,716,250	$13.83	5.55
Granted	530,980	$16.25	6.63
Exercised	(6,313)	$13.90	-
Forfeited	(7,656)	$13.90	-

Outstanding at June 30, 2009	2,233,261	$14.41	5.81	$4,400

Exercisable at June 30, 2009	456,837	$13.49	5.11	$1,320

Vested and expected to vest	2,121,988	$14.21	5.66	$4,605

The aggregate intrinsic value represents the total intrinsic value (the difference between the Company’s closing stock price on the last trading day of the second quarter of fiscal 2009 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on June 30, 2009. This amount changes based on the fair market value of the Company’s Ordinary Shares.

The following table summarizes information and activities related to awards of restricted shares units:

	June 30, 2009
	Number of restricted share units	Weighted average fair value at grant date	Aggregate intrinsic value
	Unaudited

Outstanding at December 31, 2008	15,750	$18.60
Granted	85,358	$16.28
Vested and issued	(6,625)	$18.60
Forfeited	(2,500)	$18.60

Outstanding at June 30, 2009	91,983	$16.45	$1,507

As of June 30, 2009, there was $12,562 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company’s equity incentive plans. That cost is expected to be recognized over a weighted average period of three years.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:	–	EMPLOYEE EQUITY INCENTIVE AWARDS (CONT.)

Grants in EZchip Technologies:

During the six month ended June 30, 2009 no stock options were granted by EZchip Technologies.

The following table summarizes the option activity under EZchip Technologies' stock option plans as of June 30, 2009 and changes during the six months ended June 30, 2009:

	Number of options	Weighted-average exercise price	Weighted-average remaining contractual term (in years)
	Unaudited

Outstanding at December 31, 2008	9,223,541	$0.67	3.68
Exercised	(43,625)	$0.78
Forfeited	(34,375)	$0.80

Outstanding at June 30, 2009	9,145,541	$0.67	3.69

Exercisable at June 30, 2009	7,629,991	$0.65	3.59

Vested and expected to vest	9,119,462	$0.65	3.60

As of June 30, 2009, there was $664 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under EZchip Technologies’stock option plans. That cost is expected to be recognized over a weighted average period of one year.

The total stock-based compensation expense related to all of the Company’s and EZchip Technologies’ stock-based compensation plans, recognized for the six months ended June 30, 2009 and 2008 and for the year ended December 31, 2008, was comprised as follows:

	Six months ended June 30,		Year ended December 31,
	2009	2008	2008
	Unaudited		Audited

Costs of revenues	$93	$51	$116
Research and development expenses	1,366	736	1,600
Selling and marketing expenses	468	265	604
General and administrative expenses	540	267	813

Total stock-based compensation expenses	$2,467	$1,319	$3,133

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5:	–	INVENTORIES

	June 30, 2009	December 31, 2008
	Unaudited	Audited

Raw materials	$253	$213
Work in progress	156	154
Finished products	2,899	3,517

Total	$3,308	$3,884

NOTE 6:	–	AVAILABLE-FOR-SALE MARKETABLE SECURITIES

As of June 30, 2009 and December 31, 2008 all of the Company’s marketable securities were classified as available-for-sale.

	June 30, 2009				December 31, 2008
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value

Available-for-sale
- matures within
one year:
Corporate
debentures	$9,141	$59	$-	$9,200	$6,120	$1	$(28)	$6,093

Available-for-sale
- matures after one
year through three
years:
Corporate
debentures	22,740	233	(220)	22,753	21,789	39	(694)	21,134

	$31,881	$292	$(220)	$31,953	$27,909	$40	$(722)	$27,227

The Company adopted FSP No. 115-2 effective April 1, 2009, which requires the other-than-temporary impairment (“OTTI”) for debt securities to be separated into (a) the amount representing the credit loss and (b) the amount related to all other factors. The Company holds its marketable securities as available-for-sale and marks them to market. The Company typically invests in highly-rated securities, and its policy generally limits the amount of credit exposure to any one issuer. When evaluating the investments for other-than-temporary impairment, the Company reviews factors such as the length of time and extent to which fair value has been below cost basis, the financial condition of the issuer and any changes thereto, and the Company’s intent to sell, or whether it is more likely than not it will be required to sell, the investment before recovery of the investment’s amortized cost basis. Based on the above factors, the Company concluded that unrealized losses on all available-for-sale securities were not other-than-temporary and did not recognize any impairment charges on outstanding securities during the six month period ended June 30, 2009.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7:	–	DERIVATIVES INSTRUMENTS

During the six month period ended June 30, 2009, the Company continued to enter into forward contracts to hedge the cash flows of payroll and payroll related expenses denominated in New Israeli Shekels. As of June 30, 2009, the Company had outstanding forward contracts in the amount of $5,200. These contracts are for a period of up to 11 months. The Company measured the fair value of the contracts in accordance with SFAS No. 157 at level 2. The Company’s net loss of $304 was reclassified out of the other comprehensive loss and was recognized in the Company’s statements of operations as part of the payroll expenses, during the six month period ended June 30, 2009.

For the six month period ended June 30, 2009, the unrealized gain on foreign currency cash flow hedges amounted to $102. This unrealized gain is included in the Company’s accumulated other comprehensive loss.

NOTE 8:	–	FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company utilized the market approach to measure fair value for its financial assets and liabilities. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

SFAS No. 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. SFAS No. 157 established a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described bellow:

Level 1	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2	Include other inputs that are directly or indirectly observable in the marketplace.

Level 3	Unobservable inputs, which are supported by little or no market activity.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:	–	FAIR VALUE OF FINANCIAL INSTRUMENTS (CONT.)

The following table sets forth the Company’s financial assets and liabilities measured at fair value by level within the fair value hierarchy. As required by SFAS No. 157, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair value at June 30, 2009
	Total	Level 1	Level 2

Money market funds (included in cash
and cash equivalents balance)	$10,373	$10,373	$-
Marketable securities	31,953	-	31,953
Derivatives instruments	102	-	102

Total	$42,428	$10,373	$32,055

NOTE 9:	–	MAJOR CUSTOMER

Revenues derived from sales to Juniper Networks and its manufacturers, accounted for 46%, 57% and 55% of the Company’s total revenues for the six months ended June 30, 2009 and 2008 and for the year ended December 31, 2008, respectively. In addition, royalties’revenues derived from the partnership with Marvell, amounted to $1,735 for the six month period ended June 30, 2009, representing 11% of the Company’s total revenues during the period.

NOTE 10:	–	MAJOR SUBCONTRACTORS

All of the Company’s network processor chips are manufactured by third party subcontractors. While these subcontractors have been able to adequately meet the demands of the Company’s increasing business, the Company is and will likely continue to be dependent upon such subcontractors to achieve acceptable manufacturing yields, quality levels and costs, and to allocate to the Company sufficient capacity to meet the Company’s needs in a timely manner. Revenues could be materially and adversely affected should these subcontractors fail to meet the Company’s demand for products due to a shortage of production capacity, process difficulties, low yield rates or financial instability. For the six months ended June 30, 2009 the major subcontractors accounted for approximately 78% of the Company’s cost of revenues.

SELECTED CONSOLIDATED FINANCIAL DATA

The consolidated statement of operations data for the six month periods ended June 30, 2009 and 2008 and the consolidated balance sheet data at June 30, 2009 are derived from unaudited condensed interim consolidated financial statements which, in our opinion, reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our financial position and results of operation for such periods. The results of operations for the six months ended June 30, 2009 are not necessarily indicative of results to be expected for any future period. The selected consolidated financial data set forth below should be read in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations and our consolidated financial statements for the three years ended December 31, 2008 and as at December 31, 2007 and 2008 included in our Annual Report on Form 20-F for the year ended December 31, 2008.

Income Statement Data
U.S. dollars in thousands (except per share data)

	YEAR ENDED DECEMBER 31,			SIX MONTHS ENDED JUNE 30,
	2006	2007	2008	2008	2009

Revenues	$8,469	$19,488	$33,566	$14,958	$16,521

Costs of revenues	3,664	8,032	11,983	5,976	4,666

Amortization of existing technology	360	1,208	2,083	1,090	993

Gross profit	4,445	10,248	19,500	7,892	10,862

Operating expenses:

Research and development, net	8,402	8,529	12,953	6,299	6,521

In-process research and development charge	2,033	396	5,125	5,125	-

Sales, general and administrative	4,295	5,927	7,467	3,527	4,166

Total operating expenses	14,730	14,852	25,545	14,951	10,687

Operating income (loss)	(10,285)	(4,604)	(6,045)	(7,059)	175

Financial income (expense), net	(2,204)	71	1,408	609	489

Net income (loss)	(12,489)	(4,533)	(4,637)	(6,450)	664

Less: Net loss attributable to noncontrolling
interest	172	445	37	21	34

Net income (loss) attributable to EZchip
Semiconductor shareholders	$(12,317)	$(4,088)	$(4,600)	$(6,429)	$698
Basic net income (loss) per share attributable
to EZchip Semiconductor shareholders	$(1.05)	$(0.25)	$(0.20)	$(0.28)	$0.03
Diluted net income (loss) per share
attributable to EZchip Semiconductor
shareholders	$(1.05)	$(0.25)	$(0.20)	$(0.28)	$0.02

Balance Sheet Data
U.S. dollars in thousands

	AS OF DECEMBER 31,		AS OF JUNE 30,
	2007	2008	2009

Balance sheet data:
Working capital	$46,016	$52,554	$58,012
Total assets	105,245	164,103	168,923
Long-term liabilities	3,272	4,081	4,259
Preferred shares in EZchip Technologies	23,770	-	-
Total equity*	$74,425	$154,914	$159,045

* Includes noncontrolling interest following the adoption of SFAS 160. See also Note 2b to the unaudited condensed interim consolidated financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

SIX MONTHS ENDED JUNE 30, 2009 COMPARED TO SIX MONTHS ENDED JUNE 30, 2008

Revenues

        We generate our revenues mainly from sales of network processor chips and to a lesser extent from the sales of network processor-based systems, software tools and services. For the six months ended June 30 2009, revenues increased by $1.5 million, or 10%, to $16.5 million from $15.0 million for the six months ended June 30, 2008. Revenues from sales of our NP-1c network processor chips (including network processor based systems) increased by $0.5 million, or 31%, to $2.1 million in the six months ended June 30, 2009 from $1.6 million in six months ended June 30, 2008. The increase in NP-1c revenues is attributable to end-of-life orders received following our announcement in 2008 of the upcoming NP-1c end-of-life. Revenues from sales of NP-2 and NP-3 network processor chips (including network processor-based systems) increased by $1.0 million, or 8%, to $14.0 million for the six months ended June 30, 2009 from $13.0 million for the six months ended June 30, 2008. The increase is mainly attributable to increased royalty revenues under our collaboration agreement with Marvell as a result of the sale by Marvell of initial production quantities of a customized version of our NP-3 network processor to a certain customer.

Cost of Revenues

        Cost of revenues consists primarily of the cost of network processor chips purchased from our contract manufacturers and to a lesser extent from the cost of network processor-based systems, labor costs, royalties to the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, or OCS, and other supply chain management and facilities related costs. For the six months ended June 30, 2009, our cost of revenues decreased by $1.3 million, or 22%, to $4.7 million (28% of revenues) from $6.0 million (40% of revenues) for the six months ended June 30, 2008. The decrease in cost of revenues is attributable to lower unit costs resulting from increased manufacturing volume, as well as favorable product and customer mix. The decrease in cost of revenues as a percentage of revenues is attributable to the foregoing, as well as increased royalty revenues from Marvell which bear no cost of goods sold (other than royalties due to the OCS in connection with grants received from the OCS in the current and prior years).

Amortization of Existing Technology

        Amortization of existing technology reflects the amortized cost of intangible assets acquired in connection with our purchase of shares of EZchip Technologies Ltd. in a series of share exchange transactions in prior years. Each of the EZchip Technologies share acquisitions was accounted for according to the purchase method of accounting, in accordance with Statement of Financial Accounting Standards, or SFAS, No. 141, and accordingly, the respective purchase price was allocated to the assets acquired and liabilities assumed based upon their estimated fair values at the respective dates of its acquisition. Existing technology is amortized using the straight-line method over its useful life, which is up to five years from the date of acquisition. For the six months ended June 30, 2009, amortization of existing technology decreased by $0.1 million, or 10%, to $1.0 million from $1.1 million for the six months ended June 30, 2008. The decrease is attributable to “Prepaid and development and production costs, net” that were almost fully amortized at December 31, 2008.

Gross Profit

        For the six months ended June 30, 2009, our gross profit increased by $3.0 million, or 38%, to $10.9 million (66% of revenues) from $7.9 million (53% of revenues) for the six months ended June 30, 2008, primarily as a result of the increase in our revenues. The increase in gross profit as a percentage of revenues is mainly the result of lower unit costs resulting from increased manufacturing volume, favorable product and customer mix and increased royalty revenues from Marvell.

Research and Development Expenses, Net

        Research and development expenses consist primarily of the salary and benefits of engineers and costs related to external engineering design services (non-recurring engineering costs). The reported amounts consist entirely of EZchip Technologies’ research and development costs. Since April 1, 2006, we have received research and development participation royalty bearing grants from the OCS. Research and development expenses remained substantially constant at $8.3 million (excluding OCS grants of $1.7 million) for the six months ended June 30, 2009 compared to $8.2 million (excluding OCS grants of $1.9 million) for the six months ended June 30, 2008.

In-Process Research and Development Charge

        We recorded an in-process research and development charge of $5.1 million for the six months ended June 30, 2008 in connection with our purchase of EZchip Technologies’ shares in January 2008. We did not record any in-process research and development charges for the six months ended June 30, 2009.

Sales, General and Administrative Expenses

        Sales, general and administrative expenses consist primarily of salaries, commissions to third party sales representatives, participation in trade shows and travel expenses, as well as legal, accounting and other administrative costs. For the six months ended June 30, 2009, these expenses increased by $0.7 million, or 20%, to $4.2 million from $3.5 million for the six months ended June 30, 2008. This increase is primarily attributable to a higher level of share based compensation expenses under SFAS 123(R) and amortization of intangible assets acquired in connection with our purchase of shares of EZchip Technologies in prior years.

Financial Income, Net

        Financial income, net reflects the net income from traditional investment income and from exchange rate fluctuations and currency translation. For the six months ended June 30, 2009, net financial income decreased by $0.1 million, to $0.5 million from net financial income of $0.6 million for the six months ended June 30, 2008. This decrease is attributable mainly to lower prevailing interest rates in the 2009 period.

LIQUIDITY AND CAPITAL RESOURCES

        Historically we have satisfied our financial requirements primarily through equity investments, funds provided by operations and research and development grants. Until 2006, EZchip Technologies’ research and development was funded through the proceeds of third party investments, combined with contributions from our company. Since April 2006, EZchip Technologies’ research and development efforts have been financed, in part, through grants from the OCS.

        As of June 30, 2009, we had $58.0 million in working capital and $55.4 million in cash, cash equivalents and available-for-sale marketable securities, compared to 47.9 million in working capital and $44.1 million in cash, cash equivalents and available-for-sale marketable securities as of June 30, 2008.

Cash Flows

        The following table summarizes our cash flows for the periods presented:

	Six months ended June 30,
	2008	2009

Statement of Cash Flows Data:
Net cash provided by operating activities	$2,079	$6,576
Net cash used in investing activities	(18,599)	(6,178)
Net cash provided by (used in) financing activities..	(8)	121

Increase (decrease) in cash and cash equivalents	(16,528)	519
Cash and cash equivalents - beginning of year	31,472	20,888

Cash and cash equivalents - end of year	$14,944	$21,407

        Net cash provided by operating activities was approximately $6.6 million for the six months ended June 30, 2009 compared with net cash provided by operating activities of approximately $2.1 million for the six months ended June 30, 2008. The improvement in cash flows from operating activities in 2009 resulted mainly from higher net income, adjusted for non-cash activity, in the 2009 period.

        Net cash used in investing activities was approximately $6.2 million for the six months ended June 30, 2009. Of such amount, approximately $6.1 million, net was used to purchase available-for-sale marketable securities and approximately $0.1 million was used to purchase property and equipment. Net cash used in investing activities for the six months ended June 30, 2008 was approximately $18.6 million, mainly attributable to our purchase of available-for-sale marketable securities.

        For the six months ended June 30, 2009, net cash provided by financing activities was approximately $0.1 million. This amount is attributable to proceeds from the exercise of employee stock options. For the six months ended June 30, 2008, net cash used by financing activities was approximately $0.01 million.

        We believe that our unused cash, cash equivalents and available-for-sale marketable securities balances will provide sufficient cash resources to finance our operations at least through the next 12 months.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EZCHIP SEMICONDUCTOR LTD. (Registrant) By: /s/ Dror Israel —————————————— Dror Israel Chief Financial Officer

Date: September 24, 2009